Exhibit 99.1
TELUS International reports second quarter 2022 results, with continued strong double-digit revenue and profitability growth, and reiterates 2022 outlook

Revenue of $624 million, up 17% year-over-year and 21% on a constant currency basis1
Net income of $56 million, compared with $16 million in the same quarter last year
Diluted EPS of $0.21, compared with $0.06 in the same quarter last year
Adjusted EBITDA1 of $150 million, 15% higher year-over-year
Adjusted Diluted EPS1 of $0.30, 25% higher year-over-year
Further improved leverage and liquidity position, providing meaningful capacity to amplify growth
Full-year 2022 outlook for continued double-digit profitable growth at scale

Vancouver, Canada – August 5, 2022 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the quarter ended June 30, 2022. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“Our global TELUS International team members generated continued momentum, executing at a high level throughout the second quarter of 2022,” said Jeff Puritt, President and CEO of TELUS International. “Their dedication and expertise are helping us successfully navigate through macroeconomic headwinds, including foreign exchange pressures, wage inflation, rising interest rates, and competition for talent — to once again deliver strong double-digit revenue growth, leading margins and solid cash flow. Additionally, our company’s unique end-to-end capabilities, that include new economy services such as AI data solutions and content moderation, continue to differentiate us in the market. Moreover, based on the trends we are seeing in client demand, we expect our digital capabilities to be meaningful drivers of continued profitable growth. This was evidenced by our key Q2 new client wins, including a leading digital marketplace for sports, entertainment, and event tickets; a fintech platform that enables global money transfers and offers advanced digital wallet solutions; and one of North America's largest public broadcasters looking to expand its content to digital channels. Our sales wins with existing clients in Q2 were focused on expanding our scope of services to include data annotation and complex digital solutions. For example, we are expanding our relationship with the world's largest e-commerce company, a global leader in digital media and digital marketing solutions, a global staffing and recruiting company, and one of Western Canada's largest bulk transportation carriers.”

Jeff continued, “This quarter, TELUS International was again recognized with numerous industry awards, highlighting our digital capabilities, leadership in CX and commitment to diversity. For the second consecutive year, TELUS International won an AI Breakthrough Award for our proprietary intelligent assistant platform, which was named Best Informational Bot in the 2022 Virtual Agents & Bots category based on a variety of considerations, including innovation, design and UX, as well as overall technological advancement. The Business Intelligence Group recognized TI as a 2022 Excellence in Customer Service Award winner in the Organization of the Year category for helping companies better communicate with their customers and provide a differentiated level of customer service. Leading industry analyst firm, Everest Group, named our company a Star Performer on its 2022
1 Revenue growth on a constant currency basis and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted EBITDA is a non-GAAP financial measure. See the Non-GAAP section of this news release.

Trust and Safety, Content Moderation PEAK Matrix, highlighting our market adoption and market share growth, and ability to scale, along with our enhanced language capabilities and provision of localized services.”

Jeff added, “Our caring culture and the way our team members bring it to life each and every day continues to position us among the world’s best employers, and this past quarter was no exception. In Q2, TELUS International was recognized on Forbes' list of Best Employers for Diversity in 2022 and named one of Mogul’s Top 100 Companies for Diverse Representation in 2022, recognizing our leadership in implementing practices, investing in resources and tools to hire and promote diverse talent across all levels of our organization.”

Vanessa Kanu, CFO said, “In the second quarter of 2022, TELUS International achieved organic revenue growth of 17% year-over-year, and 21% on a constant currency basis when factoring in unfavourable foreign exchange impacts, while we continued to generate leading margins and meaningful cash flow. Our Tech and Games clients remain top contributors to our revenue increase in absolute dollars while we continued to see strong growth momentum across all of our key verticals. We also further improved our leverage ratio during the quarter, creating even more capacity for thoughtful acquisitions and readily available liquidity for potential opportunities to magnify our profitable growth.”

Vanessa concluded, “Despite further depreciation of the euro against the U.S. dollar exchange rate, we are reiterating our outlook for 2022, calling for sustained, strong double-digit revenue and profitability growth at scale. Our results to date and throughout our 17-year history operating through many business cycles, reinforces our confidence to thrive despite a challenging macro backdrop. Due to our focus on quality and value-for-money, TELUS International stands to continue benefiting from potential vendor consolidation activity among our over 600 global clients. We help our clients continue to maximize the quality of their customer experience and engagement, while achieving greater cost effectiveness, by relying on our deep expertise, best-in-class digital capabilities and global scale.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release.
Q2 2022 vs. Q2 2021 highlights
▪Revenue of $624 million, up $91 million or 17% growth year-over-year, which was driven by an increase in existing and new client business, particularly in our content moderation and AI data services. Our revenue growth included an unfavourable foreign currency impact of approximately 4% compared to the same quarter of the prior year, predominantly driven by the euro to the U.S. dollar exchange rate.
▪Net income of $56 million and diluted EPS of $0.21, compared with $16 million and $0.06 respectively, in the same quarter of the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was 29% higher year-over-year at $81 million in the second quarter of 2022, compared with $63 million in the same quarter of the prior year.
▪Adjusted EBITDA was $150 million, up 15% from $131 million in the same quarter of the prior year, with an increase in revenue partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business, and Adjusted EBITDA Margin2 was 24.0%, compared with 24.6% in the same quarter of the prior year, due to higher costs associated with our front-line team members, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS was $0.30, 25% higher year-over-year.
▪Cash provided by operating activities was $89 million, compared with $96 million in the same quarter of the prior year, and Free Cash Flow2 was $60 million, compared with $71 million in the same quarter of the prior year, with both decreases primarily due to higher outflows from working capital and cash taxes paid.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 1.5x as of June 30, 2022 further improved from 1.8x as of March 31, 2022, reflecting continued debt repayment from cash provided by operating activities.
2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See the Non-GAAP section of this news release.

▪Team member count was 69,218 as of June 30, 2022, an increase of 23% year-over-year, reflecting broad-based growth across geographies to support continued acceleration in client demand.
YTD Q2 2022 vs. YTD Q2 2021 highlights
▪Revenue of $1,223 million, up $185 million or 18% growth year-over-year, which was driven by an increase in existing and new client business, particularly in our content moderation and AI data services. Our revenue growth included an unfavourable foreign currency impact of approximately 3% compared to the same period of the prior year, predominantly driven by the euro to the U.S. dollar exchange rate.
▪Net income of $90 million and diluted EPS of $0.33, compared with $19 million and $0.07 respectively, for the same period in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income, which excludes the impact of these items, was 23% higher year-over-year at $150 million, compared with $122 million in the same period of the prior year.
▪Adjusted EBITDA was $292 million, up 12% from $260 million in the same period of the prior year, and Adjusted EBITDA Margin was 23.9%, compared with 25.0% in the same period of the prior year, due to the same factors as noted in the quarterly highlights. Adjusted Diluted EPS was $0.56, 22% higher year-over-year.
▪Cash provided by operating activities was $213 million, up 61% from $132 million in the same period of the prior year, and Free Cash Flow was $159 million, up 79% from $89 million in the same period of the prior year, with both increases primarily driven by higher operating profits and a decrease in interest and income taxes paid, partially offset by higher net working capital outflows.
A discussion of our results of operations is included in our second quarter 2022 Management’s Discussion and Analysis dated August 5, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information is also provided at telusinternational.com/investors.

Outlook
Management has reiterated its full-year outlook for 2022:

•Revenue in the range of $2,550 to $2,600 million, representing growth of 16.2% to 18.5% on a reported basis, and growth of 20% to 22% on a constant currency basis (previously 19% to 21% on a constant currency basis). Given the recent depreciation of the euro relative to the U.S. dollar, we now assume an average exchange rate of one euro to 1.02 U.S. dollars for Q3 and Q4 2022 (our previous outlook assumed one euro to 1.08 U.S. dollars)
•Adjusted EBITDA Margin of approximately 24%
•Adjusted Diluted EPS in the range of $1.18 to $1.23

Q2 2022 investor call
TELUS International will host a conference call today, August 5, 2022 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the second quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2022 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2022 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2022 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions of Competence Call Centre, Managed IT Services business and TELUS International AI Data Solutions (TIAI); the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic, including the development and spread of new and existing variants, and related conditions, on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions, including those in Ukraine, and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic and related conditions.
▪Our business would be adversely affected if most or all of individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.
▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential team member, client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
▪Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate those effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work. Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS appointed directors will, for the foreseeable future, control the TELUS International Board of Directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 10, 2022 and available on EDGAR, as updated by our second quarter 2022 Management’s Discussion and Analysis dated August 5, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Six months
Periods ended June 30 (US$ millions except earnings per share)	2022	2021	2022	2021
REVENUE	$624	$533	$1,223	$1,038

OPERATING EXPENSES
Salaries and benefits	356	299	698	581
Goods and services purchased	118	103	233	197
Share-based compensation	7	19	14	45
Acquisition, integration and other	6	7	10	12
Depreciation	30	29	59	56
Amortization of intangible assets	34	36	70	72
	551	493	1,084	963

OPERATING INCOME	73	40	139	75

OTHER EXPENSES
Interest expense	10	12	19	26
Foreign exchange (gain) loss	(14)	(1)	(14)	2
INCOME BEFORE INCOME TAXES	77	29	134	47
Income tax expense	21	13	44	28
NET INCOME	$56	$16	$90	$19

EARNINGS PER SHARE
Basic	$0.21	$0.06	$0.34	$0.07
Diluted	$0.21	$0.06	$0.33	$0.07

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	266	266	261
Diluted	269	268	269	264

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position

As at (US$ millions)	June 30, 2022 (unaudited)	December 31, 2021 (audited)
ASSETS
Current assets
Cash and cash equivalents	$123	$115
Accounts receivable	440	414
Due from affiliated companies	49	53
Income and other taxes receivable	5	6
Prepaid and other assets	52	36
Current portion of derivative assets	14	3
	683	627
Non-current assets
Property, plant and equipment, net	414	405
Intangible assets, net	1,062	1,158
Goodwill	1,327	1,380
Derivative assets	15	—
Deferred income taxes	13	23
Other long-term assets	27	33
	2,858	2,999
Total assets	$3,541	$3,626

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$301	$336
Due to affiliated companies	88	71
Income and other taxes payable	74	67
Current maturities of long-term debt	318	328
Current portion of derivative liabilities	6	5
	787	807
Non-current liabilities
Long-term debt	733	820
Derivative liabilities	—	17
Deferred income taxes	290	305
Other long-term liabilities	23	22
	1,046	1,164
Total liabilities	1,833	1,971

Owners’ equity	1,708	1,655
Total liabilities and owners’ equity	$3,541	$3,626

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Six months
Periods ended June 30 (US$ millions)	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	$56	$16	$90	$19
Adjustments:
Depreciation and amortization	64	65	129	128
Interest expense	10	12	19	26
Income tax expense	21	13	44	28
Share-based compensation	7	19	14	45
Change in market value of derivatives and other	4	(34)	3	(5)
Net change in non-cash operating working capital	(39)	35	(36)	(18)
Share-based compensation payments	(1)	—	(6)	(17)
Interest paid	(6)	(7)	(11)	(16)
Income taxes paid, net	(27)	(23)	(33)	(58)
Cash provided by operating activities	89	96	213	132

INVESTING ACTIVITIES
Cash payments for capital assets	(29)	(24)	(50)	(38)
Cash payments for other assets	(20)	—	(20)	—
Cash used in investing activities	(49)	(24)	(70)	(38)

FINANCING ACTIVITIES
Shares issued	1	—	2	525
Share issuance costs	—	—	—	(32)
Withholding taxes paid related to net share settlement of equity awards	(1)	—	(1)	—
Repayment of long-term debt	(73)	(72)	(129)	(619)
Cash used in financing activities	(73)	(72)	(128)	(126)

Effect of exchange rate changes on cash and cash equivalents	(5)	2	(7)	(2)

CASH POSITION
(Decrease) increase in cash and cash equivalents	(38)	2	8	(34)
Cash and cash equivalents, beginning of period	161	117	115	153
Cash and cash equivalents, end of period	$123	$119	$123	$119

Non-GAAP reconciliations
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except percentages)	2022	2021	2022	2021
Revenue, as reported	$624	$533	$1,223	$1,038
Foreign exchange on 2022 revenue using 2021 rates	23		38
Revenue on a constant currency basis	647		1,261
Revenue growth	17%		18%
Revenue growth on a constant currency basis	21%		21%

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2022	2021	2022	2021
Net income	$56	$16	$90	$19
Add back (deduct):
Acquisition, integration and other	6	7	10	12
Share-based compensation	7	19	14	45
Foreign exchange (gain) loss	(14)	(1)	(14)	2
Amortization of purchased intangible assets	31	34	62	67
Tax effect of the adjustments above	(5)	(12)	(12)	(23)
Adjusted Net Income	$81	$63	$150	$122
Adjusted Basic Earnings Per Share	$0.30	$0.24	$0.56	$0.47
Adjusted Diluted Earnings Per Share	$0.30	$0.24	$0.56	$0.46

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except percentages)	2022	2021	2022	2021
Net income	$56	$16	$90	$19
Add back (deduct):
Acquisition, integration and other	6	7	10	12
Share-based compensation	7	19	14	45
Foreign exchange (gain) loss	(14)	(1)	(14)	2
Depreciation and amortization	64	65	129	128
Interest expense	10	12	19	26
Income taxes	21	13	44	28
Adjusted EBITDA	$150	$131	$292	$260
Adjusted EBITDA Margin	24.0%	24.6%	23.9%	25.0%

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions)	2022	2021	2022	2021
Cash provided by operating activities	$89	$96	$213	$132
Less: capital expenditures	(29)	(25)	(54)	(43)
Free Cash Flow	$60	$71	$159	$89

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (US$ millions, except for ratio)	June 30, 2022	December 31, 2021

Outstanding credit facility	848	941
Contingent facility utilization	7	7
Net derivative liabilities	6	19
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$761	$867
Adjusted EBITDA (trailing 12 months)	$572	$540
Adjustments required as per credit agreement	(77)	(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	1.5	2.1
1 A cash balance of $100 million is used in accordance with the maximum permitted under the credit agreement; actual cash balance as of June 30, 2022 and December 31, 2021 was $123 million and $115 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.8 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com